AM 9-21-2005



05044113

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I TRADEdirect.com CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5340 North Federal Hwy # 106
(No. and Street)

Light House Pointe FL 33064
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Arlt 954 428-3385
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Drive - #226 Coral Springs, FL 33071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ERIC DAVID ARLT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITRADEDIRECT.COM CORP, as of August 29, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

Rita A. McAvoy, Antrim County, Michigan (acting in Charlevoix Co MI)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iTRADEDIRECT.COM CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2005

iTRADEDIRECT.COM CORPORATION

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 229
Coral Springs, Florida 33071

iTradedirect.com Corporation
Lighthouse Point, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the balance sheet of iTradedirect.com Corporation as of June 30, 2005, and the related statements of income and accumulated deficit, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on an audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of iTradedirect.com Corporation as of June 30, 2005, and the results of its operations for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has experienced net losses since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Coral Springs, Florida
August 29, 2005

Baum & Company PA

iTRADEDIRECT.COM CORPORATION
BALANCE SHEET
JUNE 30, 2005

ASSETS

Current Assets:	
Cash in bank	$ 92,052
Due from clearing firm	5,061
Investments	17,371
Loan receivable	13,500
Total Current Assets	127,984
Property and Equipment:	
Property and equipment	148,943
Less: Accumulated depreciation	(99,505)
Property and Equipment - Net	49,438
Other Assets:	
Rent Security Deposit	2,000
Clearing deposit	35,233
Total Other Assets	37,233
Total Assets	$ 214,655

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Capitalized lease payable-current portion	$ 7,243
Due to Clearing Firm	14,184
Accounts payable	37,247
Accrued commissions and wages	25,100
Total Current Liabilities	83,774
Long Term Liabilities	
Capitalized lease payable-net of current portion	13,050
Total liabilities	96,824
Stockholder's Equity:	
Common stock (Note 8)	440
Additional paid-in capital	2,721,284
Accumulated deficit	(2,603,893)
Total Stockholder's Equity	117,831
Total Liabilities & Stockholder's Equity	$ 214,655

See accountants'report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED JUNE 30, 2005

REVENUES:	
Concessions and commissions	$ 596,019
Interest	806
Gain (loss) on investment account	(9,942)
Total revenues	586,883
EXPENSES:	
Salaries and commissions	312,964
General and administrative	316,373
Rent (Note 4)	127,640
Registration and licenses	45,879
Interest Expense	3,793
Depreciation	27,960
Total expenses	834,609
Net loss	(247,726)
Accumulated deficit - beginning	(2,356,167)
Accumulated deficit - ending	$ (2,603,893)

See accountants'report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash provided (used) by operations:	
Net (Loss)	$(247,726)
Adjustments to reconcile net income to net cash provided:	
Depreciation	27,960
Change in operating assets and liabilities:	
(Increase) in Investments	(17,371)
Increase in due from clearing firm	52,544
Increase) in accounts payable and accrued expenses	5,783
Increase in due to clearing firm	14,184
(Increase) in clearing deposit	(226)
Net Increase provided (used) by operating activities	(164,352)
Cash flows from investment activities:	
Increase in loan receivable	(13,500)
Cash flows from financing activities:	
Proceeds from capital contributions	282,246
Reduction of loan payable	(6,000)
Reduction of capitalized lease payable	(6,263)
Cash flows from financing activities:	258,163
Net increase in cash	91,631
Cash - beginning	421
Cash - ending	$ 92,052
Supplemental cash flow disclosure:	
Interest expense paid	$ 3,793
Taxes paid	$ - 0-

See accountants' report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)
Balance - June 30, 2003	440	2,181,461	(2,119,495)
Net loss			(236,672)
Additional paid in capital	-	159,530	-
Expenses paid by parent company		67,272	
Fixed assets purchased by parent company	-	30,775	
Balance - June 30, 2004	440	2,439,038	(2,356,167)
Net loss	-	-	(247,726)
Additional paid in capital		282,246	-
Balance - June 30, 2005	$ 440	$ 2,439,038	$(2,603,893)

See accountants' report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The company was organized on July 7, 1986 under the law of the State of North Carolina to operate as a broker dealer securities firm, specializing in the purchase and sale of mutual funds for investors. The company maintains its operations in the State of Florida. During 1986 the Company became a registered broker-dealer in securities under the Securities and Exchange Act of 1934. On January 12, 2001 the Company became a wholly-owned subsidiary of ITRADEnow.com, Corp. via a stock exchange on a 1 for 1 non-diluted basis.

ACCOUNTING METHOD

The books and records are maintained using the accrual method of accounting. Revenues are recognized when they are earned and expenses when they are incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation has been determined using the straight-line method over a period of five to seven years. Major additions are capitalized and expenditures for maintenance and repairs are charged against income as incurred. Depreciation expense for the year ended June 30, 2005 was $ 27,960.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

In accordance with the clearing broker, a deposit of $ 35,233 inclusive of accumulated interest is being held in a interest bearing account.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and further requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Equity capital may not be withdrawn and cash dividends may not be paid if the resulting net capital ratio should exceed 15 to 1. At June 30, 2005 the Company had net capital of $ 60,432 which was $ 55,432 in excess of its required net capital of $ 5,000.

For purposes of net capital computation, the company added back 50% of the unpaid balance of the capitalized lease of office equipment pursuant to SEC Rule 15c3-1(c)(1)(viii) which was $ 10,146. The indebtedness of the lease was adequately secured by the market value of the equipment .

NOTE 3 - NET CAPITAL REQUIREMENT - continued

In addition, there was a net capital requirement was increase $ 1,458 from $ 5,000 to $ 6,458 due to the increased balance of aggregate indebtedness ($ 96,824 times 6 2/3 %).

The net capital as reported in the Company's unaudited focus report was $ 20,455 greater than the audited net capital. The difference was attributed to the $ 10,146 of capitalized lease adjustment to net capital less $ 10,309 of net audit adjustments to properly reflect accruals and other account balances.

NOTE 4 - OFFICE LEASE ARRANGEMENTS

The Company entered into a lease agreement for its office facilities for a term of three years commencing November 1, 2001. This lease subject to an addendum dated November 26, 2004 should extend the lease term to December 31, 2005. In this term the company will be charged rent equal to the base plus annual increments plus its pro-rata share of common area maintenance as indicated in the original lease agreement dated October 15, 2001.

The Company also had two operating offices in the fiscal year in Fort Lauderdale and Michigan.leased by its corporate parent ItradeNow. The Fort Lauderdale has been closed in early 2005 and the Michigan office is currently inactive.

The Company has no legal or contractual obligation to reimbursement its parent company for the rent paid. for its offices in accordance with a written management agreement.

NOTE 5 - FIXED ASSETS

Fixed assets consists of the following:

Leasehold improvements	$ 870
Furniture and fixtures	5,918
Office equipment	142,155
	148,943

NOTE 6 - INCOME TAXES

Due to the net operating losses incurred in the current year, no provision for income taxes has been be reflected in the financial statements. Due to the uncertainty of future profits to offset against these incurred losses, no deferred tax asset will be reflected for the income benefit in future years in accordance with FASB No 109. The net operating losses of approximately $ 2,600,000 can be carried forward fifteen years from the dates incurred. The Company has determined that a 100% valuation allowance for its net operating loss is adequate.

iTRADEDIRECT.COM CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 7 - CLEARING AGREEMENT

The Company entered into a fully disclosed correspondent agreement with National Clearing Corporation (formerly J.B Oxford) to act as it clearing agent on March 30, 1998. This agreement may be terminated by either party with sixty (60) days of written notice and is currently in force

NOTE 8 - CAPITAL TRANSACTIONS

On March 1, 1999, the Company filed Articles of Amendment with the State of North Carolina to increase its authorized common stock and to change its voting rights of its common stock into voting and non-voting. The common stock is comprised as follows:

Common stock, class A, par value $ .001, voting; 10,000 shares authorized, issued and outstanding	$ 10
Common stock, class A, par value $ .001, non-voting; 10,000,000 shares authorized, 430,250 shares issues and outstanding	430
	$ 440

On January 12, 2001, the Company's common stock was exchanged on a 1 for 1 non-diluted stock exchange with its parent..

NOTE 9 - CAPITALIZED LEASE PAYABLE

The Company has acquired in December 2002, office equipment under a lease option whereby after a period of sixty months, the equipment can be acquired for a nominal consideration. The Company has all responsibilities of ownership. The amounts payable are : $7,243 in 2006 $ 8,378 in 2007 and $ 4,673 in 2008.

NOTE 10 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $ 2,603,893 accumulated through June 30, 2005. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is actively seeking new business and its corporate parent company iTradenow.com Corporation is raising capital with a new private placement pursuant to Regulation 506 of the Securities and Exchange Commission.

iTRADEDIRECT.COM CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 11 RELATED PARTIES

The Company in June 2003, executed an Investment Representative Agreement with its CEO and majority stockholder of iTradenow.com Corporation to perform management services and earn commissions for product sales. The payment of compensation will be subject to available cash flow and the Company assumes no obligation for future payment if cash flow is deficient. In the fiscal year ended June 30, 2005, the CEO received approximately $ 28,500 as compensation and $ 42,000 as commissions..

NOTE 12 MANAGEMENT AGREEMENT - PARENT COMPANY

The Company has a formal agreement with its Parent Company iTradenow.com Corporation to execute lease agreements for its office faciltilites and pay various office overhead of the broker-dealer. The Company has no legal or contractual obligation to reimburse Itradenow.com, Inc., its corporate parent for these cash outlays.

NOTE 13 OSJ AGREEMENT

On May 26, 2005, the Company entered into OSJ agreement with a registered representative to establish an "Agency & Licensee Office" in accordance with the various state agencies, the NASD and terms and conditions of the Clearing Agreement. The Agency & Licensee Office is responsible for its related operating expenses and will receive a payout of 90% of the gross commissions.

NOTE 14 - LEGAL AND REGULATORY MATTERS

Steven D. Frankel v. iTradedirect.com, et al., NASD Dispute Resolution Case No. 03-04154

The Claimant Steven Frankel filed an arbitration action against the Company concerning his investment account. The Claimant has asserted various charges and violations of SEC and State laws. In December 2004, the matter was settled in order to avoid the costs of arbitration. The Company paid the Claimant $ 23,500 to settle the case.

Kenneth & Patricia Whitcomb v. iTradedirect.com, et al. , NASD-DR Arbitration No. 04-04498

The Claimants Kenneth & Patricia Whitcomb filed an arbitration action against the Company their investment account rep. The Claimant has asserted various charges and violations of SEC regulations. No final hearing has been scheduled. The Company denies the alleged claims.

The Claimants seek compensatory damages in excess of $ 300,000. Due to the uncertainties of litigation, management and legal counsel cannot ascertain the outcome or estimate the amount or range of potential loss. The case is still in the discovery stage.

NOTE 14 - LEGAL AND REGULATORY MATTERS - continued

CIT Communications Finance Corporation vs. Itradedirect.Com Corp

The Claimant in a Complaint dated July 18, 2005, seeks damages of approximately $ 29,000 for non-payment of required payments including costs of collection for the default under terms of the lease. The Company denies the claim and has turned the applicable documents over to its legal counsel for review. The outcome is uncertain at this time.

Colby G. Mahan versus Eric D. Arlt, Itradedirect.com Corporation, jointly and severally

The case involves a former employee of the Company and computer equipment in the Michigan office. The outcome is uncertain at this time

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071

iTradedirect.com Corporation
Lighthouse Point, Florida

Auditors' Report on Internal Control

We have examined the financial statements of iTradedirect.com Corporation for the year ended June 30, 2005, and have issued our report thereon dated August 29, 2005. As part of our examination, we made a study and evaluation of the Company's systems of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system, control activities and their operation that we consider to be material weaknesses. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of iTradedirect.com Corporation for the year ended June 30, 2005 and this report does not affect our report thereon dated August 29, 2005.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Baum & Company, P.A.
Coral Springs, Florida
August 29, 2005

Baum + Company, PA

iTRADEDIRECT.COM CORPORATION

Internal Control Deficiencies

The following internal control deficiencies were noted during the audit and discussed with management.

Deficiencies noted:

1. The Company's internal control over its financial accounting needs to be reviewed by supervisory personnel to insure accuracy in computing net capital.

2. The Company needs to establish proper record retention management of its financial records and documentation.

3. Due to the Company's utilization of a offsite contractual financial officer, certain supervisory functions over its financial reporting are inherently absent.

Management's proposed resolution of the noted deficiencies:

Management feels that it will resolve the above noted issues by hiring an in-house financial officer to provide the lacking internal controls. Additionally, the Company will engage an outside consultant to implement needed internal control and document retention management procedures.

iTRADEDIRECT.COM CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2005

Aggregate Indebtedness:	$96,824
Net Capital:	
Total Stockholder's Equity	$ 117,831
Add: Excludable portion of Capitalized Lease payable	10,146
Less: Haircuts	(2,606)
Less: Disallowed Assets	(64,939)
Net Capital	60,432
Capital Requirements	6,458
Excess Net Capital	$ 53,974

Reconciliations with Company's Computation (included in Part ll of Form X-17A-5 as of June 30, 2004)

Net capital, as reported in Company's Part ll (unaudited) Focus report	$80,887
Net capital per audited financial statements	60,432
Net differences (Note 3)	$20,455

iTRADEDIRECT.COM CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

JUNE 30, 2005

The firm will operate pursuant to the subparagraph (k)(2)(ii) exemption from the full provisions of SEC Rule 15c3-3.